December 12, 2013

Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Ms. Hatch:

On November 19, 2013, you provided oral comments with respect to the AdvisorOne Funds (the “Trust” or “Registrant”) Annual Report to Shareholders, Form N-SAR and Form N-Q.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.  In the Annual Report to Shareholders for the Amerigo Fund, a series of the Trust, filed July 7, 2013, in the graphical representation of holdings, “Specialty” is included as a category and accounts for 46% of portfolio’s assets.  “Specialty” does not fully describe the type of investments in the category.  Please provide a more accurate description of the investments in the category going forward.  Additionally, please note that this comment applies to the use of “Specialty” as a category throughout the AdvisorOne Funds shareholder reports.  The Amerigo Fund is used here merely to provide an example.

Response.  Registrant confirms that it will re-categorize portfolio investments to more clearly describe the nature of the category of investments going forward.

Comment 2.  The prospectus for the Milestone Treasury Obligations Fund states that the adviser may recoup fees previously waived.  This disclosure is not similarly provided in the Annual Report to Shareholders, filed August 9, 2013.  In future shareholder reports, this disclosure should be provided in the Footnotes to the Financial Statements.  Additionally, please disclose the dollar amounts that are subject to recoupment.

Response.  Registrant confirms that it will include disclosure regarding the adviser’s right to recoup previously waived advisory fees and the dollar amounts that are subject to recoupment.

Comment 3.  Line Item 74W of Form N-SAR requires a money market fund to include the mark to market NAV.  In the Form N-SAR for the Milestone Treasury Obligations Fund, filed July 30, 2013, and Line 74 was marked “0.”  Further review of the two most recently filed N-SAR filings showed this error in each filing.  Please revise the most recently filed Form N-SAR to update Line 74, consistent with the requirements of Form N-SAR.

Response.    Registrant has revised the most recently filed Form N-SAR accordingly and will file the revised Form N-SAR with the SEC via EDGAR.

Comment 4.  To the extent a fund engages in derivative transactions, additional disclosure is required in the N-Q and N-SAR.  Recently filed Form N-Qs for the Trust do not include such disclosure.  A review of additional past filings, including past N-SAR filings, indicates that the necessary disclosure was previously provided by the Registrant.  Please note, this derivative disclosure must be provided not only in annual reports, but also in interim periods.  See FSB 815.  Please include this disclosure in all future N-Qs and N-SAR filings.

Response.  Registrant confirms that it will include such disclosure in all future N-Qs and N-SAR filings for funds engaging in derivative transactions.

* * * * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Emily Little at (614) 469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little